ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Resolution Nº 81/22, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Annual General Stockholders' Meeting to be exclusively held online on April 25, 2023, 11:00 a.m., with the purpose to:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management's Report, the Report of the Independent Auditors, the opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2022:		Approve	23,926,706	98.53%
			Reject	-	-
			Abstain	357,904	1.47%
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-cominvestidores/en/results-and-reports/regulatory-reports/cvm/		Approve	24,284,610	100.00%
			Reject	-	-
			Abstain	-	-
3	Fix the number of members who will comprise the Board of Directors in twelve (12):		Approve	24,284,610	100.00%
			Reject	-	-
			Abstain	-	-
4	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses no or abstain, his/her shares will not be computed for the request of the cumulative voting request).		Yes	1,296,618	5.34%
			No	3,878,293	15.97%
			Abstain	19,109,699	78.69%
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	Alfredo Egydio Setubal	Approve	16,341,830	67.29%
			Reject	7,608,362	31.33%
			Abstain	334,418	1.38%
		Ana Lúcia de Mattos Barretto Villela	Approve	22,254,814	91.64%
			Reject	1,695,378	6.98%
			Abstain	334,418	1.38%
		Candido Botelho Bracher	Approve	20,450,896	84.21%
			Reject	3,499,296	14.41%
			Abstain	334,418	1.38%
		Cesar Nivaldo Gon (Independent member)	Approve	23,902,070	98.42%
			Reject	48,122	0.20%
			Abstain	334,418	1.38%
		Fábio Colletti Barbosa (Independent member)	Approve	16,276,800	67.03%
			Reject	7,673,392	31.60%
			Abstain	334,418	1.38%
		Frederico Trajano Inácio Rodrigues (Independent member)	Approve	23,902,070	98.42%
			Reject	48,122	0.20%
			Abstain	334,418	1.38%
		João Moreira Salles	Approve	22,598,317	93.06%
			Reject	1,351,875	5.57%
			Abstain	334,418	1.38%
		Maria Helena dos Santos Fernandes de Santana (Independent member)	Approve	22,939,870	94.46%
			Reject	1,010,322	4.16%
			Abstain	334,418	1.38%
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	23,859,842	98.25%
			Reject	90,350	0.37%
			Abstain	334,418	1.38%
		Pedro Moreira Salles	Approve	22,519,742	92.73%
			Reject	1,423,750	5.86%
			Abstain	341,118	1.40%
		Ricardo Villela Marino	Approve	22,616,505	93.13%
			Reject	1,333,687	5.49%
			Abstain	334,418	1.38%
		Roberto Egydio Setubal	Approve	22,598,317	93.06%
			Reject	1,351,875	5.57%
			Abstain	334,418	1.38%
6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4,066,398	16.74%
			No	-	-
			Abstain	20,218,212	83.26%

7	View of all the candidates to indicate the cumulative voting distribution.	Alfredo Egydio Setubal		279,298	1.14%
		Ana Lúcia de Mattos Barretto Villela		407,081	1.67%
		Candido Botelho Bracher		126,667	0.52%
		Cesar Nivaldo Gon (Independent member)		407,081	1.67%
		Fábio Colletti Barbosa (Independent member)		-	-
		Frederico Trajano Inácio Rodrigues (Independent member)		407,081	1.67%
		João Moreira Salles		405,965	1.66%
		Maria Helena dos Santos Fernandes de Santana (Independent member)		407,081	1.67%
		Pedro Luiz Bodin de Moraes (Independent member)		407,081	1.67%
		Pedro Moreira Salles		405,965	1.66%
		Ricardo Villela Marino		407,081	1.67%
		Roberto Egydio Setubal		405,965	1.66%
8	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	393,197	1.62%
			No	2,321,926	9.56%
			Abstain	21,569,487	88.82%
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	60,810,013	3.28%
			No	372,434,924	20.09%
			Abstain	1,420,554,168	76.63%
10	Decide on the independence of the members classified as follows:		Yes	16,403,861	67.55%
			No	7,048,717	29.03%
			Abstain	832,032	3.43%
11	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa / João Costa	Approve	23,985,187	98.77%
			Reject	-	-
			Abstain	299,423	1.23%
		Eduardo Miyaki / Reinaldo Guerreiro	Approve	23,985,187	98.77%
			Reject	-	-
			Abstain	299,423	1.23%
12	Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Igor Barenboim / Rene Guimarães Andrich	Approve	1,834,945,863	98.98%
			Reject	8,950,596	0.48%
			Abstain	9,902,646	0.53%
13	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$570,000,000.00:		Approve	23,369,632	96.23%
			Reject	281,137	1.16%
			Abstain	633,841	2.61%
14	Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council:		Approve	23,650,769	97.39%
			Reject	-	-
			Abstain	633,841	2.61%

São Paulo-SP, April 20, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence